Filed pursuant to Rule 424(b)(4)

Registration No. 333-267913

Prospectus Supplement No. 1

(To Prospectus dated October 17, 2022)

Mullen Automotive inc.

900,000,000 Shares of Common Stock

This Prospectus Supplement No. 1 (this “Supplement”) supplements information contained in the prospectus dated October 17, 2022 (the “Prospectus”), relating to the resale by selling stockholders of Mullen Automotive Inc., a Delaware corporation, of up to 900,000,000 shares of our common stock, par value $0.001 per share (the “Common Stock”).

The Offered Shares consist solely of 23,000,000 shares of our Common Stock presently issued and outstanding, 350,000,000 shares of our Common Stock issuable upon conversion of our Series D Convertible Preferred Stock, par value $0.001 per share, and 527,000,000 shares of our Common Stock issuable upon exercise of outstanding warrants to purchase shares of our Common Stock.

This Supplement modifies, supersedes and supplements information contained in the Prospectus with respect to certain selling stockholders. This Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus. This Supplement is not complete without and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 19, 2022

SELLING STOCKHOLDERS

The number of maximum shares of Common Stock to be sold by each Selling Stockholder pursuant to the Prospectus included in the Prospectus was inadvertently listed incorrectly with respect to certain Selling Stockholders. Accordingly, the Selling Stockholders table is being amended in its entirety as follows:

Name of Selling Securityholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After Offering if Greater than 1%
Esousa Holdings, LLC(1)	78,184,454	325,287,281	55,184,454	5.1%
Acuitas Capital, LLC(2)	56,941,087	318,909,099	56,941,087	6.1%
Michael Friedlander(3)	725,824	1,594,546	725,824	*
Jess Mogul(4)	2,188,454	15,945,453	2,188,454	*
Jim Fallon(5)	1,000,000	7,972,727	1,000,000	*
Davis-Rice Pty Limited(6)	18,474,651	159,454,534	18,474,651	2.1%
Digital Power Lending, LLC(7)	9,570,950	47,836,360	9,570,950	1.1%

*	Represents less than 1%

(1)	Consists of (i) 23,000,000 shares of Common Stock, (ii) 458 shares of Common Stock issuable upon conversion of 458 shares of Series C Preferred Stock, and (iii) 55,183,996 shares of Common Stock issuable upon exercise of Warrants, which may be deemed to be beneficially owned through Esousa Holdings, LLC by Michael Wachs, who serves as the sole Managing Member of Esousa Holdings, LLC. Does not include shares of Common Stock issuable upon conversion of that certain Secured Convertible Note and Security Agreement with Esousa Holdings LLC, which as of the date hereof had a principal amount outstanding of $12,945,914, and which converts into shares of Common Stock at a 5% discount to the lowest daily volume-weighted average price in the 10 trading days prior to conversion. The address for Esousa Holdings, LLC and Michael Wachs is 211 E 43rd St, 4th Fl, New York, NY 10017.

(2)	Consists of 56,941,087 shares of Common Stock issuable upon exercise of Warrants, which may be deemed to be beneficially owned by Terren Peizer, who serves as the Chief Executive Officer of Acuitas Capital, LLC. The address for Acuitas Capital, LLC is 2120 Colorado Ave, Ste 230, Santa Monica, CA 90404.

(3)	Consists of (i) 456,980 shares of Common Stock and (ii) 268,844 shares of Common Stock issuable upon exercise of Warrants. The address for Michael Friedlander is 46 Tarryhill Rd, Tarrytown, NY 10591.

(4)	Consists of (i) 1 share of Common Stock and (ii) 2,188,453 shares of Common Stock issuable upon exercise of Warrants. The address for Jess Mogul is 347 W 87 St, Apt 2R, New York, NY 10024.

(5)	Consists of 1,000,000 shares of Common Stock issuable upon exercise of Warrants. The address for Jim Fallon is 137 West 83rd St, Apt 5W, New York, NY 10024.

(6)	Consists of 18,474,651 shares of Common Stock issuable upon exercise of Warrants. Shares held by Davis-Rice Pty Limited may be deemed to be beneficially owned by Timothy Davis-Rice, who serves as the Director of Davis-Rice Pty Limited. The address for Davis-Rice Pty Limited is 4 Murchison Street, Mittagong, NSW 2575, Australia.

(7)	Consists of (i) 4,000,000 shares of Common Stock, (ii) 1,211,299 shares of Common Stock issuable upon conversion of 1,211,299 shares of Series C Preferred Stock, and (iii) 4,359,651 shares of Common Stock issuable upon conversion of 4,359,651 shares of Series D Preferred Stock, which may be deemed to be beneficially owned by David Katzoff, who serves as the Manager of Digital Power Lending, LLC. Digital Power Lending, LLC is a wholly owned subsidiary of Ault Global Holdings, Inc. The address for Digital Power Lending, LLC is 940 South Coast Drive, Ste 200, Costa Mesa, CA 92626.